

May 25, 2012

Via E-mail
Mr. John D. Finnegan
Chairman, President and CEO
Chubb Corporation
15 Mountain View Road
Warren, NJ 07059

Re: **Chubb Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-08661

Dear Mr. Finnegan:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Risk Factors
We are exposed to credit risk and foreign currency risk in our business operations and in our investment portfolio, page 15.

1. You disclose that you are exposed to credit risk in several areas of your business operations, including, credit risk relating to reinsurance, co-sureties on surety bonds, independent agents and brokers, issuers of securities, insurers of certain securities and certain other counterparties relating to your investment portfolio. Please provide us the following information regarding credit risks associated with your insurance operations:

    - The maximum exposure to credit risks in your surety business related to co-surety arrangements and concentrations of credit risk, if applicable;
    - The maximum amount of premiums due to you from independent agents and brokers, and concentrations of credit risks, if applicable; and

- The amounts due from your significant reinsurers and their A.M. Best ratings, any amounts significantly past due from your reinsurers, and the allowance for doubtful amounts due from reinsurers and the factors you considered in determining the amount of doubtful accounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant